SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 5, 2021

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 5, 2021 regarding “Ericsson Annual Report 2020 published”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 5, 2021

PRESS RELEASE March 5, 2021

Ericsson Annual Report 2020 published

•	Annual Report 2020 available for download and printed version available for order

•

The Annual Report 2020 publication consists of Ericsson’s Financial report 2020, the Corporate Governance Report 2020, the Remuneration Report 2020 and the Sustainability and Corporate Responsibility Report 2020

•	Ericsson also publishes Ericsson 2020 in review, including highlights of 2020, which is available for download

The Ericsson (NASDAQ: ERIC) Annual Report 2020 is now available to download from the Ericsson web site: www.ericsson.com/en/investors/financial-reports/annual-reports/ar-and-in-review-2020

Printed copies of the Annual Report 2020 can be ordered by filling in the form on this page:

https://www.ericsson.com/en/investors/financial-reports/order-annual-report

Ericsson Annual Report publication 2020 consists of the following four sections:

•

The Financial Report 2020 includes business and strategy descriptions, comments from the President and CEO and the Board Chair, the Board of Directors’ report, the financial statements and consolidated financial statements and notes to the financial statements.

•

The Corporate Governance Report 2020 includes information on how rights and responsibilities are distributed among Ericsson’s corporate bodies. The report also includes information on the decision-making systems and structures through which the owners can utilize their rights in Ericsson.

•

The Remuneration Report 2020 provides information on the implementation of the Guidelines for Remuneration to Group Management, details on total remuneration to the President and CEO and the Executive Vice Presidents and a summary of variable compensation programs to the Executive Team.

•

The Sustainability and Corporate Responsibility Report 2020 includes information on Ericsson’s environmental, social and corporate governance performance, activities and impact. For more details, please download the Sustainability and Corporate Responsibility report 2020 here: https://www.ericsson.com/sustainability-report

In addition to the Annual Report 2020, Ericsson is also publishing Ericsson 2020 in review which includes highlights of 2020, comments from the President and CEO, the strategy, financial targets, information about Ericsson’s segments and market areas as well as other parts of the business and market. For more details, please download Ericsson 2020 in review here:

www.ericsson.com/en/investors/financial-reports/annual-reports/ar-and-in-review-2020

1 (3)

PRESS RELEASE March 5, 2021

For further information, please visit the Investor Relations pages:

https://www.ericsson.com/en/investors

NOTES TO EDITORS:

FOLLOW US:

Subscribe to Ericsson press releases here.

Subscribe to the Ericsson Blog here.

https://www.twitter.com/ericsson

https://www.facebook.com/ericsson

https://www.linkedin.com/company/ericsson

FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Investors

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director, Investor Relations

Phone: +46 709 86 02 27

E-mail: Stefan.jelvin@ericson.com

Media

Peter Olofsson, Head of Corporate Communications

Phone: +46 702 67 34 45

E-mail: peter.olofsson@ericsson.com

2 (3)

PRESS RELEASE March 5, 2021

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 08:30 CET on March 5, 2021.

3 (3)